SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Index

1. Summary of 2011 Business Report

2. Exhibit 99.1 Woori Finance Holdings Co., Ltd. Audit Reports for Fiscal Year 2011

Summary of 2011 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Finance Holdings,” “we,” “us” or the “Company” are to Woori Finance Holdings Co., Ltd. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ management performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items.

b.	Scope of Business of Subsidiaries

(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):

1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.

(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori FIS: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.

(9)	Woori FG Savings Bank: consumer savings banking business.

2.	History of the Company

a.	Company History

(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	LG Investment Trust Management changed from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

March 16, 2011	Woori FG Savings Bank Co., Ltd. is incorporated as a wholly-owned subsidiary

October 5, 2011	Kwangju Bank and Kyongnam Bank become wholly-owned subsidiaries

November 29, 2011	Acquired additional shares of Woori Investment & Securities to increase our equity stake (based on common stock) to 37.85%

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

As of December 31, 2011

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	11 companies
Kwangju Bank
Kyongnam Bank
Woori Investment & Securities
Woori Aviva Life Insurance
Woori Asset Management
Woori Financial
Woori FG Savings Bank
Woori FIS (formerly Woori Finance Information System)
Woori F & I
Woori Private Equity
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	54 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
Woori Bank (China) Limited
ZAO Woori Bank
Woori Fund Service
	Woori AMC	Woori F&I
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fourth Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
WR Creditors Co., Ltd.
Woori EA Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.
WR Investment America LLC
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
Woori EA Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd.
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd

Type	Name of Company	Controlling Company	Notes
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.3
Mars Private Equity Fund No.4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd.
Woori CBV Securities Corporation
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No.3 Private Equity Fund
Woori Investment Advisory Co., Ltd. (Beijing)

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

*

On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

*

On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

*

On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*

On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*

On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

*	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On September 28, 2009, Woori CBV Securities Corporation was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Woori CBV Securities Corporation.

*	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

*	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

*

High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

*	On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.

*	On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries

*	On February 15, 2010, Woori Investment & Securities sold 100% of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.

*	On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*

On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.

*	On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*

On July 9, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori Investment & Securities’ investment stake in Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.

*	On September 2, 2010, Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On October 22, 2010, WR Creditor Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 22, 2010, KoFC Woori Growth Champ 2010 No.3 Private Equity Fund, a 30% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On November 23, 2010, Woori EA Eighth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 30, 2010, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

*	On December 1, 2010, High Technology Venture Investment and Global Technology Investment was dissolved and removed from our list of subsidiaries.

*	On December 3, 2010, Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On December 21, 2010, WR Investment America LLC. a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On January 14, 2011, Woori Investment Advisory Co., Ltd. (Beijing), a 100% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On Febuary 24, 2011, Woori F&I Nineeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*

On March 14, 2011, Woori F&I Twentieth Asset Securitization Specialty Co., Ltd., a subsidiary of Woori F&I, was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 60% of the equity of Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.

*	On March 16, 2011, Woori FG Savings Bank, a 100% owned subsidiary of Woori Finance Holdings, was included as our subsidiary.

*	On March 29, 2011, Woori EA Tenth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On May 30, 2011, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

*

On June 7, 2011, Woori F&I Twenty First Asset Securitization Specialty Co., Ltd. and Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd., each a 100% owned subsidiary of Woori F&I, were included as our 2nd tier subsidiaries.

*	On July 22, 2011, Woori Fund Service Co., Ltd., a 100% owned subsidiary of Woori Bank, was included as our 2nd tier subsidiary.

*	On August 26, 2011, Brim Asian Credit Fund was dissolved and removed from our list of subsidiaries.

*	On September 2, 2011, Woori EA Twelveth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On September 28, 2011, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

*	On November 2, 2011, Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 25, 2011, Woori EA Thirteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 29, 2011, Woori EA Fourteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On December 2, 2011, Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On December 28, 2011, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

c.	Consolidated Subsidiaries

Name of Company	Business Activities	Total Assets (2011) (unit: in millions of Won)
Woori Bank	Banking	224,419,748
Kwangju Bank	Banking	16,497,496
Kyongnam Bank	Banking	21,803,057
Woori Investment & Securities	Securities	18,133,187
Woori Asset Management	Investment Trusts	84,417
Woori Financial	Other Financial	2,770,293
Woori FIS (former Woori Finance Information System)	Financial Information Technology	242,574
Woori F&I	Other Financial	1,027,330
Woori Private Equity	Other Financial	28,318
Woori FG Savings Bank	Banking	—
TY Second Asset Securitization Specialty	Other Financial	211,220
Woori Heritage Long Short Private Equity Investment Trust No.1	Other Financial	—
Woori Credit Information	Debt Collection and Credit Rating	29,433
Woori America Bank	Banking	1,196,801
P.T. Bank Woori Indonesia	Banking	487,557
Woori Global Markets Asia Ltd.	Banking	182,730
Woori Bank (China) Limited	Banking	2,237,662
ZAO Woori Bank	Banking	170,027
Korea BTL Infrastructure Fund	Other Financial	340,478
Woori Fund Service Co., Ltd.	Other Financial	—
Kumho Trust 1st Co., Ltd.	Other Financial	91,750
Woori IB Global Bond Co., Ltd	Other Financial	215,220
Connsus Eighth Co., Ltd.	Other Financial	9
Asiana Saigon Co., Ltd.	Other Financial	59,460
An-Dong Raja 1st Co., Ltd.	Other Financial	14,928
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd	Other Financial	140,632
IB Global 1st Inc.	Other Financial	68,515
Real DW Second Co., Ltd.	Other Financial	120,841
Hermes STX Co., Ltd.	Other Financial	30,341
BWL First Co., LLC	Other Financial	80,421
Woori Poongsan Co., Ltd	Other Financial	—
Ocean Sand Co., Ltd.	Other Financial	—
Heoreum Short-Term 15th	Other Financial	57
G5 Pro Short-Term 13th	Other Financial	637
G6 First Class Mid-Term E-20	Other Financial	1
G15 First Class Mid-Term C-1	Other Financial	4
D First Class Mid-term C-151	Other Financial	3
Golden Bridge Sidus FNH Video	Other Financial	8,263
Golden Bridge NHN Online Private Equity Investment	Other Financial	25,015
Woori CS Ocean Bridge 7th	Other Financial	16,178
Woori Milestone Private Real Estate Fund 1st	Other Financial	36,491
Woori Milestone China Real Estate Fund 1st	Other Financial	227
Consus Sakhalin Real Estate Investment Trust 1st	Other Financial	48,706
Hanwha Smart Private Equity Securities 19th	Other Financial	497,639
Woori Partner Plus Private Equity Securities 4th	Other Financial	—
Woori Partner Plus Private Equity Trust 7th	Other Financial	—
Yuri WB Private Equity Securities Investment Trust 3rd	Securities	—
KDB Private Equity Investment Trust WB-2	Securities	—
Samsung Plus Private Equity Investment Trust No.13	Securities	—
Hanhwa Smart Private Equity Trust No.43	Securities	—
Eugene Pride Private Equity Securities Investment Trust 21st (Bond)	Securities	—
Meritz Prime Private Equity Trust No.42(Bond)	Other Financial	—
Woori Partner Plus Private Equity Securities 8th	Other Financial	—
Woori Partner Plus Equity Securities 9th	Other Financial	—
Woori Frontier Alpha Quant Private Equity 8th	Other Financial	—
Midas Private Equity Investment Trust W-3rd	Other Financial	—

Name of Company	Business Activities	Total Assets (2011) (unit: in millions of Won)
Consus Private Equity Securities Investment Trust 54th	Other Financial	—
Allianz Blue Ocean Private Equity 5th	Other Financial	—
Kyobo Axa Long Short Private Equity Trust 2nd	Other Financial	—
Hanwha Quant Long Short Private Equity 3rd	Other Financial	—
Hyundai Advantage Private Equity 14th	Other Financial	—
Mirae Asset Maps Blue Chip Private Equity 2nd	Other Financial	—
Hanwha Smart Private Equity Trust No.50 (Bond)	Other Financial	11,196
Heungkuk Hiclass 9th	Other Financial	9,955
Eugene Best Plan Private Equity Securities No.16	Other Financial	54,210
Euro Quanto Second Inc.	Other Financial	299,638
Hybrid 1st Specialty Inc.	Other Financial	29,699
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Other Financial	9
Consus 6th Co., LLC	Other Financial	10,958
KTB Market Alpha Private Equity Securities Investment Trust 30-1st	Other Financial	9,615
GS Gold Scope Private Equity Securities Investment Trust 2nd	Other Financial	—
Shinhan BNP Corporate Private Equity Trust 9th	Other Financial	—
GS Gold Scope Private Equity Securities Investment Trust 5th	Other Financial	—
Say New Vesta Private Equity Securities 7th	Other Financial	—
Hanhwa Private Equity Trust 3rd (Bond Mixed Type)	Other Financial	—
Woori Futures	Futures	422,283
Woori Investment Securities International Ltd.	Securities	4,814
Woori Investment & Securities (HK) Ltd.	Securities	27,465
Woori Investment Securities America	Securities	8,071
MARS First Private Equity Fund	Other Financial	44,627
MARS Second Private Equity Fund	Other Financial	2,545
MARS INS First Private Equity Fund	Other Financial	206,268
Woori Investment Asia Pte. Ltd.	Securities	50,703
Woori Absolute Partner PTE Ltd.	Other Financial	3,978
Woori Absolute Asia Global Opportunity Fund	Other Financial	51,247
LG Investment Holding B.V.(Amsterdam) GG	Other Financial	32,311
Connacht Capital Market Inv.	Other Financial	44,638
Woori Korindo Securities Indonesia	Securities	18,991
Woori CBV Securities Corporation	Securities	9,464
Woori Absolute Return Investment Strategies	Other Financial	34,880
Woori Investment Asia Co., Ltd.(Beijing)	Investment Advisory	—
Kofc Woori Growth Champ 2010-3 Private Equity Fund	Other Financial	—
Woori Giant First Co., Ltd	Other Financial	—
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd	Other Financial	2,250
G3 Pro Short-term 13	Beneficiary Certificates	168
G4 Pro Short-term 13	Beneficiary Certificates	71
Twins Subordinated Debt 1st	Beneficiary Certificates	3
Kyobo First Class Long-Term E-203	Beneficiary Certificates	192
Kyobo First Class Mid-Term E-209	Beneficiary Certificates	45
Cho Hung Clover HYA1	Beneficiary Certificates	1,978
G1 New Jump Long-Term Bond A-4th	Beneficiary Certificates	5,823
Best Optimax Mid-Term A3	Beneficiary Certificates	709
Best Optimax Mid-Term III A1	Beneficiary Certificates	1,506
Best Optimax Long-Term A1	Beneficiary Certificates	434
Woori AMC	Other Financial	15,922
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	22,318
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	876
Woori SB Tenth Asset Management Co., Ltd.	Other Financial	46,585
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	5,398
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.	Other Financial	9,033
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	36,346

Name of Company	Business Activities	Total Assets (2011) (unit: in millions of Won)
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd	Other Financial	25,520
Woori EA Third Asset Securitization Specialty Co., Ltd.	Other Financial	76,650
Woori EA Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	80,167
Woori EA Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	52,886
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd	Other Financial	129,613
WR Investment LLC	Other Financial	10
Woori EA Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	72,923
WR Investment America LLC	Other Financial	28,520
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd	Other Financial	159,381
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori EA Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori Private Equity Fund	Private Equity Investment	210,196
Kumho Investment Bank	Financial Services	1,953,706
Woori EL Co., Ltd.	Other Financial	30
Two Eagles LLC	Real Estate & Leasing	1,841

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of December 31, 2011	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	1,999	1,999
Free float shares	806,013,341	806,013,341

b.	Treasury Stock

As of December 31, 2011	(unit: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common Preferred
Direct purchase other than under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common Preferred	2,561		562		1,999
Subtotal	Common Preferred	2,561		562		1,999
Indirect acquisition from trust agreement	Common Preferred
Total	Common Preferred	2,561		562		1,999

5.	Voting Rights

As of December 31, 2011	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under Korean Securities & Exchange Law	—	1,999
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,013,341
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

Items		2011(1)	2010(1)	2009(2)
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		2,136,828	1,288,856	1,026,024
Earnings per share (Won)		2,651	1,599	1,273
Total cash payout (Won in Millions)		201,503	201,503	80,601
Total stock dividends (Won in Millions)
Cash dividend payout ratio (%)		9.43	15.63	7.86
Cash dividend yield (%)	Common Shares	2.6	1.6	0.7
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	250	250	100
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

(1)	Net profit calculated on a consolidated Korean IFRS basis.
(2)	Net profit calculated on a non-consolidated basis in accordance with generally accepted accounting principles in Korea (“Korean GAAP”).

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

(As of December 31, 2011)

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(unit: in millions of Won)

Items	2011	2010	2009
Shareholders’ Equity	14,214,221	13,804,170	13,720,762
Capital	4,030,077	4,030,077	4,030,077
Hybrid Securities	309,010	—	—
Capital Surplus	109,025	109,025	109,025
Retained Earnings	9,766,123	9,665,087	9,581,679
Capital Adjustments	(14)	(18)	(18)
Borrowings	3,888,783	3,804,738	3,824,487
Debentures	3,653,968	3,654,843	3,744,156
Bank Borrowings	—	—	60,000
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	234,815	149,895	20,331
Total	18,103,004	17,608,908	17,545,249

*	Separate basis.

(2)	Use of Funds

(unit: in millions of Won)

Items	2011	2010	2009
Subsidiary Stock	17,825,203	17,383,228	17,350,078
Woori Bank	13,621,824	13,621,824	13,621,824
Kyongnam Bank	1,443,661	1,443,661	1,443,661
Kwangju Bank	976,291	976,284	976,284
Woori FIS	15,013	15,013	15,013
Woori F&I	206,563	166,563	166,563
Woori Investment & Securities	1,036,749	754,782	754,782
Woori Asset Management	67,456	67,456	67,456
Woori Private Equity	34,246	24,246	24,246
Woori Financial	207,346	207,346	207,346
Woori Aviva Life Insurance	106,053	106,053	72,903
Woori FG Savings Bank	110,000	—	—
Investment Securities	—	—	—
Loan Obligations	996	994	139,151
Tangible Assets	515	593	685
Intangible Assets	29	35	23
Cash	33,538	65,346	23,267
Other Assets	242,723	158,712	32,045
Total	18,103,004	17,608,908	17,545,249

*	Separate basis.
**	In 2011, we established Woori FG Savings Bank as a new wholly-owned subsidiary. The amounts with respect to Woori Investment & Securities, Woori F&I and Woori Private Equity changed due to our participation in the capital increase of each of such subsidiaries in 2011.

c.	Transactions related to Commission Fees

Beginning in the third quarter of 2010, the Company receives brand usage fees, including from its subsidiaries, which are accounted for as commission revenue.

(unit: in millions of Won)

Category	2011(1)	2010(1)	2009(2)
Commission Revenue (A)	65,698	35,626	—
Commission Expense (B)	5,971	4,209	7,001
Commission Profit (A-B)	59,727	31,417	(7,001)

(1)	Separate basis; based on Korean IFRS.
(2)	Non-consolidated basis; based on Korean GAAP.

3.	Other Information Relevant to Investment Decisions

a.	Selected Ratios

Won-denominated Current Ratio

(unit: in millions of Won)

Items	2011(1)	2010(1)	2009(1)
Current Assets (A)	33,591	65,497	23,682
Current Liabilities (B)	11,300	9,260	8,995
Current Ratio(2) (A/B)	297.28%	707.31%	263.29%

(1)	Separate basis.
(2)	Current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month and (ii) Won-denominated liabilities with maturity of less than 1 month.

Debt Ratio

(unit: in millions of Won)

Items	2011	2010	2009
Liabilities (A)	3,888,783	3,804,738	3,824,487
Equity (B)	14,214,221	13,804,170	13,720,761
Debt Ratio (A/B)	27.36%	27.56%	27.87%

*	Separate basis.

BIS Ratio

(unit: in millions of Won)

Items	2011 (1)	2010(2)	2009(2)
Total Capital (A)	25,668,548	24,839,544	24,824,094
Risk weighted assets (B)	208,069,221	198,250,944	200,954,776
BIS Ratio (A/B)	12.34%	12.53%	12.35%

(1)	Consolidated basis; based on Korean IFRS.
(2)	Consolidated basis; based on Korean GAAP.

b.	Credit Ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2010.10.28	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2010.10.28	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.02.14	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.02.14	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.03.02	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.03.03	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.05.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.05.12	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.08.11	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.08.11	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.10.19	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.10.19	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.11.14	Hybrid	AA	KIS Ratings (AAA ~D)	Case evaluation
2011.11.14	Hybrid	AA	Korea Ratings (AAA ~D)	Case evaluation
2012.01.30	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2012.01.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.02.28	Hybrid	AA	KIS Ratings (AAA ~D)	Case evaluation
2012.02.28	Hybrid	AA	Korea Ratings (AAA ~D)	Case evaluation

c.	30 Largest Exposures by Borrower

(As of December 31, 2011)	(unit: in hundred millions of Won)

Name	Total Credit Exposure	Securities	Total Exposure
Korea Finance Corporation	—	26,231	26,231
Korea Land & Housing Corporation	102	22,304	22,406
Korea Deposit Insurance Corporation	10,000	8,338	18,338
Samsung Electronics	16,432	115	16,547
Korea Housing Finance Corporation	—	15,939	15,939
Sungdong Shipbuilding & Marine	11,253	—	11,253
Hyundai Heavy Industries	8,225	2,256	10,482
Korea Development Bank	—	10,129	10,129
SH Corporation	5,097	4,931	10,029
Kookmin Bank	2,669	6,506	9,175
Shinhan Bank	—	8,950	8,950
Hyundai Steel	7,083	729	7,812
Industrial Bank of Korea	6	7,300	7,306
Small&Medium Business Corporation	—	7,175	7,175
National Agricultural Cooperative Federation	791	6,367	7,158
SPP Shipbuilding	6,790	—	6,790
STX Shipbuilding	6,264	—	6,264
Daewoo International	6,224	—	6,224
Kumho Tires	5,890	119	6,009
LG Chemical	5,524	131	5,655
Hyosung	5,312	228	5,540
POSCO	1,269	4,250	5,519
Samsung Card	3,043	2,095	5,138
Hyundai Capital	2,600	2,483	5,083
Kumho Industrial	4,426	479	4,905
Korea BTL Infrastructure Fund	—	4,739	4,739
DSME	4,360	215	4,575
Shinhan Card	1,000	3,519	4,519
Korea Student Aid Foundation	—	4,506	4,506
Hyundai Samho Heavy Industries	4,454	—	4,454
Total	118,814	150,036	268,850

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial, Woori Aviva Life Insurance and Woori FG Savings Bank.

d.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of December 31, 2011)	(unit: in hundred millions of Won)

Name	Industry	Total Exposure	Sub-standard or below	Loan Loss Reserve
A	Construction	3,789	3,772	2,900
B	Construction	1,555	1,555	1,072
C	Construction	1,000	1,000	857
D	Manufacturing	897	897	775
E	Manufacturing	660	660	165
F	Construction	658	658	457
G	Construction	637	621	320
H	Manufacturing	607	607	83
I	Real Estate & Leasing	600	600	16
J	Finance & Insurance	558	558	181
K	Construction	519	519	319
L	Finance & Insurance	511	511	128
M	Construction	893	502	483
N	Wholesale and Retail Trade	469	469	80
O	Manufacturing	1,307	462	222
P	Manufacturing	454	415	120
Q	Religious Organization	357	357	115
R	Construction	317	312	99
S	Manufacturing	287	287	186
T	Manufacturing	331	280	169
	Total	16,405	15,401	8,746

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial, Woori Aviva Life Insurance and Woori FG Savings Bank.

e.	Recent Developments

On February 18, 2011, Woori Finance Holdings was selected as the preferred bidder for the purchase of the assets and assumption of the liabilities of Samhwa Mutual Savings Bank and signed a memorandum of understanding on March 11, 2011 with KDIC relating to such purchase and assumption. In order to effect such purchase and assumption, Woori Finance Holdings established a new subsidiary, Woori FG Savings Bank Co., Ltd., which began its operations on March 25, 2011.

III.	Financial Information

1.	Condensed Financial Statements (Separate)

(unit: in millions of Won, except per share amounts)

Items	2011	2010
Cash and cash equivalents	33,538	65,345
Loans and Receivables	36,691	31,131
Investments in Subsidiaries and Associates	17,825,203	17,383,228
Fixed Assets	515	593
Intangible Assets	29	35
Deferred Tax Assets	2,158	1,128
Other Assets	204,870	127,448
Total Assets	18,103,004	17,608,908
Debentures	3,653,968	3,654,844
Current Tax Liability	201,361	124,078
Other Financial Liabilities	30,631	23,889
Other Liabilities	2,823	1,927
Total Liabilities	3,888,783	3,804,738
Common Stock	4,030,077	4,030,077
Hybrid Securities	309,010	—
Capital Surplus	109,026	109,025
Other Equity	(14)	(18)
Retained Earnings	9,766,122	9,665,086
Total Equity	14,214,221	13,804,170
Net Interest Income	(214,308)	(235,936)
Net Fees Income	57,851	29,982
Dividend Income	516,008	407,130
Reversal of Impairment Loss on Credit Loss	(1)	(843)
Other Net Operating Expenses	(56,102)	(39,137)
Income Before Income Tax	303,450	162,882
Total Net Income	304,480	164,010
Total Comprehensive Income	304,480	164,010
Earnings Per Share (in Won)	375	203

2.	Condensed Financial Statements (Consolidated)

(unit: in millions of Won)

Items	2011	2010
Cash and Cash Equivalents	6,417,123	4,871,109
Financial Assets at Fair Value through Profit or Loss	25,600,231	22,183,761
Available-for-Sale Financial Assets	19,671,924	21,997,884
Held-to-Maturity Financial Assets	20,036,128	19,885,559
Loans and Receivables	235,159,956	216,791,805
Investments in Jointly Controlled Entities and Associates	928,233	744,844
Investment Properties	498,999	643,271
Tangible Assets	3,134,472	3,097,378
Intangible Assets and goodwill	447,891	295,136
Current Tax Assets	56,570	9,568
Deferred Tax Assets	79,980	58,705
Derivative Assets	326,840	131,511
Assets Held for Sale	56,243	87,926
Other Assets	377,059	378,861
Total Assets	312,791,649	291,177,318
Financial Liabilities at Fair Value Through Profit or Loss	9,621,546	8,838,281
Deposits	195,930,482	185,427,625
Borrowings	34,666,709	34,265,662
Debentures	29,265,833	29,110,640
Provisions	892,308	761,055
Retirement Benefit Obligations	119,704	69,949
Current Tax Liabilities	274,257	173,960
Deferred Tax Liabilities	260,431	212,534
Derivatives Liabilities	33,493	5,339
Other Financial Liabilities	19,083,709	11,648,328
Other Liabilities	569,783	399,191
Total Liabilities	290,718,255	270,912,564
Equity Ownership of Controlled Entity	17,523,998	15,701,540
Capital Stock	4,030,077	4,030,077
Hybrid Securities	309,010	—
Capital Surplus	175,768	180,105
Other Equity	586,421	1,002,019
Retained Earnings	12,422,722	10,489,339
Non-Controlling Interests	4,549,396	4,563,214
Total Equity	22,073,394	20,264,754

Total Liabilities and Equity	312,791,649	291,177,318

Operating Income	3,160,673	2,068,869
Net Interest Income	7,262,045	6,423,145
Interest Income	15,044,846	14,057,227
Interest Expense	7,782,801	7,634,082
Net fees and commissions income	1,195,492	1,115,774
Fees and Commissions Income	1,774,434	1,688,039
Fees and Commissions Expense	578,942	572,265
Dividends	203,005	200,780
Gain on Financial Instruments at FVTPL	119,403	39,074
Gain on Available-for-Sale Financial Assets	1,072,877	1,073,469
Gain on Held-to-Maturity Financial Assets	82	21
Impairment Losses for Loans, Other Receivables, Guarantees and Unused Commitments	2,268,927	2,872,943
Other Net Operating Expenses	(4,423,304)	(3,910,451)
Share of profits of jointly controlled entities and associates	16,700	29,926
Net Income Before Income Tax Expense	3,177,373	2,098,795
Income Tax Expense	744,093	498,121
Net Income	2,433,280	1,600,674
Net Income Attributable to Owners	2,136,828	1,288,856
Net Income Attributable to the Non-Controlling Interests	296,452	311,818
Other Comprehensive Income	(385,374)	(235,991)
Share of Other Comprehensive Loss of Jointly Controlled Entities and Associates	(37,602)	(20,546)
Gain (loss) on Overseas Business Translation	24,591	(18,826)
Gain on Valuation of Cashflow Hedge	2,514	8,713
Total Comprehensive Income	2,047,906	1,364,683
Comprehensive Income Attributed to owneres	1,729,658	1,051,725
Comprehensive Income Attributed to the Non-Controlling Interests	318,248	312,958
Earnings per Share (in Won)	2,649	1,599
Consolidated Subsidiaries	143	148

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2011	2010	2009
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing has come to their attention that causes them to believe that the accompanying consolidated and separate financial statements of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, do not present fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: in millions of Won, hours)

Year	Auditor	Activity	Compensation(1)	Accrued Time (hrs)
2011	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	426	9,409
2010	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	6,148
2009	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	4,941

(1)	On an annual basis.

b.	Compensation for Services Other than the Audit

(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2011	2011.06.27 2011.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2011.07~2012.04 2011.07~2011.08 2012.02~2012.03	1,266 35	—
2010	2011.03.07 2010.04.30	US GAAP and SOX Auditing Corporate tax reconciliation (Consolidated tax return advice)	2010.12~2011.05 2010.07~2010.08 2011.02~2011.03	2,306 72	—
2009	2009.12.21 2009.04.29	US GAAP and SOX Auditing Corporate tax reconciliation (Consolidated tax return review)	2009.12~2010.05 2009.07~2009.08 2010.2~2010.3	3,006 31	—

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of our board of directors

After the general shareholders’ meeting on March 30, 2012

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Pal Seung Lee (Standing Director)	- Current) Chairman and chief executive officer of Woori Finance Holdings - Chief executive officer, Woori Securities - Executive managing director, Hanil Bank - Bachelor of Law, Korea University	None	Chairman of the board
Yong-Man Rhee (Non-Standing Director)	- Current) Committee Member, National Elders Committee - Governor, Bank Supervisory Service - Minister, Ministry of Finance and Economy - Graduate School of Public Administration, Korea University	None	—
Min-Joon Bang (Non-standing Director)

-   Vice President, New Daily

-   Arbitration Commissioner of Press Arbitration Commission

-   Head of Editorial Desk, Korea Times

-   Bachelor of Arts (Korean Language and Literature), Seoul National University

		None	Fourth consecutive term
Hi-Taek Shin (Non-standing Director)

-   Current) Professor of College of Law, Seoul National University

-   Lawyer, Kim & Chang Law Firm

-   Bachelor of Law, Seoul National University

-   Master of Law, Seoul National University

-   J.S.D, Yale Law School

		None	Fourth consecutive term
Doo-Hee Lee (Non-standing Director)

-   Current) Professor of College of Business Administration, Korea University

-   President, Korea Advertising Society

-   Bachelor of Business Administration, Korea University

-   Ph.D. in Business Administration, Michigan State University

		None	Third consecutive term
Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University	None	Third consecutive term
Hyung-Goo Lee (Non-standing Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	New appointment
John Ji Whan Park (Non-standing Director)	- Current) Representative Director, Asia Evolution - Director, AT&T Network System - Director, Goldman Sachs - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University	None	—

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

After the general shareholders’ meeting on March 30, 2012

Name	Position	Notes
Management Committee	Pal Seung Lee Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Doo-Hee Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.
Business Development and Compensation Committee	Yong-Man Rhee Min-Joon Bang Doo-Hee Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Pal Seung Lee Min-Joon Bang Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director in charge of finance and no fewer than three non-standing directors.
Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.
Ethics Committee	Pal Seung Lee Min-Joon Bang Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Pal Seung Lee Hi-Taek Shin Doo-Hee Lee Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Doo-Hee Lee heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.
MOU Evaluation Committee	Pal Seung Lee Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Doo-Hee Lee Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.
Audit Committee	Yong-Man Rhee Hi-Taek Shin Doo-Hee Lee Hun Lee Hyung-Goo Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors
Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Doo-Hee Lee Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Doo-Hee Lee heads this committee consisting of all non-standing directors.

2.	Related Companies

3.	Investments in Other Companies

As of December 31, 2011	(units: thousands of shares, millions of Won, %)

	Beginning Balance			Changes			Ending Balance			Total Assets as of the Most	Net Income for
Name	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/Loss	Quantity	Share	Book value	Recent Fiscal Year	the Most Recent Fiscal Year
Woori Bank	765,957	100.0	13,621,824	—	—	—	765,957	100.0	13,621,824	242,472,162	2,068,544
Kwangju Bank	49,413	99.9	976,284	0.518	7.20	—	49,413	100.0	976,291	18,030,369	136,328
Kyongnam Bank	58,050	99.9	1,443,661	0.043	0.83	—	58,050	100.0	1,443,662	28,585,596	195,647
Woori FIS (formerly Woori Finance Information System)	900	100.0	15,013	—	—	—	900	100.0	15,013	264,215	-3,480
Woori F&I	6,000	100.0	166,563	8,000	40,000	—	14,000	100.0	206,563	1,371,031	43,145
Woori Investment & Securities	46,325	35.0	754,782	29,101	281,967	—	75,426	37.9	1,036,749	19,359,159	153,315
Woori Asset Management	6,662	100.0	67,456	—	—	—	6,662	100.0	67,456	82,345	1,857
Woori Private Equity	4,000	100.0	24,246	2,000	10,000	—	6,000	100.0	34,246	1,575,969	650
Woori Financial	8,909	52.5	207,346	—	—	—	8,909	52.5	207,346	3,161,794	51,702
Woori Aviva Life Insurance	7,601	51.6	106,053	—	—	—	7,601	51.6	106,053	2,608,573	-1,994
Woori FG Savings Bank				6,320	110,000		6,320	100.0	110,000	716,501	398
Total	953,817		17,383,228	45,422	441,975		999,239		17,825,203	318,227,714	2,646,112
1.	The changes in quantity and cost are calculated based on increases and decreases due to acquisition (or disposal) and valuation gain or loss under the acquisition cost method.
2.	The figures for the total assets and the net income for the most recent fiscal year are generally calculated on a consolidated basis in accordance with Korean IFRS.
3.	The figures above for the net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance are for the fiscal year ended March 31, 2011, calculated on a non-consolidated basis in accordance with Korean GAAP.
4.	The figure above for the net income of Woori FG Savings Bank is for the fiscal year ended June 30, 2011, calculated on a non-consolidated basis in accordance with Korean GAAP.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2011	(units: shares, %)

			Shares Held						Reasons
			Beginning balance				Ending balance		Behind
Name	Relation	Type	Stock	Share	(+)	(-)	Stock	Share	Change
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
	Total	Common	459,198,609	56.97	—	—	459,198,609	56.97
		Preferred	—	—	—	—	—	—
		Total	459,198,609	56,97	—	—	459,198,609	56.97

Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of December 31, 2011	(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	459,198,609	56.97	—	—	459,198,609	56.97
	Total	459,198,609	56.97	—	—	459,198,609	56.97

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2011	August 2011	September 2011	October 2011	November 2011	December 2011
Common Stock	High	14,500	14,250	11,500	11,200	10,650	10,500
	Low	13,500	11,100	8,500	9,390	9,100	9,350
	Average	14,026	12,045	9,916	10,594	9,852	9,790
Monthly Trade Volume	High	3,633,844	11,716,674	6,725,107	8,029,417	5,199,382	6,733,981
	Low	712,920	1,527,335	2,799,533	1,907,261	1,466,593	1,001,262
	Average	41,752,281	81,533,208	94,073,740	71,873,170	60,820,205	51,726,625

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		July 2011	August 2011	September 2011	October 2011	November 2011	December 2011
ADR	High	41.05	40.14	32.38	30.52	29.31	27.51
	Low	37.85	30.00	22.19	24.15	23.03	23.06
	Average	39.70	33.27	26.49	27.64	25.91	25.17
Won Con-version	High	43,320	42,271	34,660	34,320	32,393	31,009
	Low	40,019	32,766	26,317	28,451	26,406	26,669
	Average	42,059	35,699	29,631	31,939	29,338	28,879
Monthly Trade Volume	High	9,400	41,800	54,300	49,300	40,400	30,700
	Low	1,600	2,100	3,300	2,600	3,700	6,100
	Monthly Total	107,200	264,800	284,100	201,800	339,400	245,800

VII.	Directors and Employee Information

1.	Directors

As of December 31, 2011

Position		Name	Common Stock Owned	Expiration of Term
Chairman and CEO	Registered	Pal Seung Lee	63,000	March 24, 2014
Senior Managing Director	Non-Registered	Hyun Jin Jung		September 12, 2012
Senior Managing Director	Non-Registered	Yang Jin Kim		March 31, 2013
Senior Managing Director	Non-Registered	Byoung Yoon Jeon		September 26, 2012
Senior Managing Director	Non-Registered	Rok Hwang		March 31, 2013
Senior Managing Director	Non-Registered	Joon Ho Kim		December 15, 2013
Managing Director	Non-Registered	Sung Jae Park	353	February 9, 2012
Managing Director	Non-Registered	Hong Dall Kim		September 26, 2012
Managing Director	Non-Registered	Seong Kook Jo		September 26, 2012
Managing Director	Non-Registered	Chang Young Choi		December 15, 2013
Non-standing Director	Registered	Yong-Man Rhee		March 24, 2013
Non-standing Director	Registered	Min-Joon Bang		March 24, 2013
Non-standing Director	Registered	Hi-Teak Shin		March 24, 2012
Non-standing Director	Registered	Doo-Hee Lee		March 24, 2012
Non-standing Director	Registered	Kwang-Yie Kim		March 24, 2013
Non-standing Director	Registered	Hun Lee		March 24, 2012
Non-standing Director	Registered	John Ji Whan Park		March 24, 2013

*	Common Stock held by Pal Seung Lee as of December 31,2011: 63,000 shares

2.	Employee Status

As of December 31, 2011	(units: persons, thousands of Won)

	Staff				Average Tenure	Cumulative	Average Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	143	2	7	152	3 years and 2 months	9,055,852	59,577

3.	Directors’ Compensation

(unit: in millions of Won)

Items	Total Compensation	Number of Person	Average Compendation Per employee	Note
Standing Director	598	1	598
Non-standing Directors (excluding audit committee member)	74.3	2	37.1
Audit Committee Members	157.5	5	39.3	No compensation was provided for one of the members of the Audit Committee

(1)	Cumulative basis from January 1 to December 31, 2011.
*	Compensation limit for the Standing Director, Non-standing Directors and Audit Committee Members, on an aggregate basis, as approved at the annual general meeting of shareholders was W4,000 million.

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(unit: in millions of Won)

			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori Financial	Subsidiary	Other Loan	1,000	—	—	1,000
Total			1,000	—	—	1,000

b.	Payment Transactions

(unit: shares)

		Capital Contribution and Share Disposa
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	695,956,580	—	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	518	—	49,413,851
Kyongnam Bank	Subsidiary	Common stock	58,049,994	43	—	58,050,037
Woori FIS (formerly Woori Finance Information System)	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	6,000,000	8,000,000	—	14,000,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	29,101,233	—	75,426,214
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	4,000,000	2,000,000	—	6,000,000
Woori Financial	Subsidiary	Common Stock	8,909,439	—	—	8,909,439
Woori Aviva Life Insurance	Subsidiary	Common Stock	7,601,091	—	—	7,601,091
Woori FG Savings Bank	Subsidiary	Common Stock		6,320,000		6,320,000
Total			953,817,418	45,421,794	—	999,239,212

**	In 2011, we established Woori FG Savings Bank as a new wholly-owned subsidiary. The amounts with respect to Woori Investment & Securities, Woori F&I and Woori Private Equity changed due to our participation in the capital increase of each of such subsidiaries in 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 30, 2012	By:	/s/ Woo Seok Seong
(Signature)
Name: Woo Seok Seong
Title: General Manager